Exhibit 12.2

PEPL Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio amounts)

(Unaudited)

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the nine months ended September 30, 2013, the periods from March 26, 2012 to December 31, 2012 and January 1, 2012 to March 25, 2012 and the years ended December 31, 2011, 2010, 2009 and 2008. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on income tax liabilities stemming from uncertain tax positions is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

PEPL Holdings, LLC is referred to as “Successor” in the table below, and Panhandle Eastern Pipe Line Company, LP is referred to as “Predecessor.”

	Successor		Predecessor
	Nine Months Ended September 30,	Period from March 26, 2012 to December 31,	Period from January 1, 2012 to March 25,	Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense, net	$63	$67	$25	$106	$102	$83	$90
Net amortization of debt discount, premium and issuance expense	(23)	(24)	—	2	1	1	(1)
Capitalized interest	1	1	—	1	7	26	19
Interest charges included in rental expense	2	3	1	4	4	4	3

Total fixed charges	$43	$47	$26	$113	$114	$114	$111

Earnings:
Consolidated pre-tax income from continuing operations	$240	$164	$65	$263	$245	$243	$247
Distributed income of equity investees	—	—	—	1	—	—	—
Capitalized interest	(1)	(1)	—	(1)	(7)	(26)	(19)
Total fixed charges (from above)	43	47	26	113	114	114	111

Earnings Available for Fixed Charges	$282	$210	$91	$376	$352	$331	$339

Ratio of earnings to fixed charges	6.6	4.5	3.5	3.3	3.1	2.9	3.1